EXHIBIT 99.21

CONSENT OF EXPERT
The undersigned hereby consents to the inclusion in the Annual Report on Form 40-F and the documents incorporated by reference therein ("Annual Report") of i-80 Gold Corp. (the "Company") for the year ended December 31, 2022 of references to, and the information derived from, the report titled "NI 43-101 Technical Report on the 2021 Ruby Hill Mineral Resource Estimate, Eureka County, Nevada, USA" dated effective July 31, 2021, and to the references, as applicable, to the undersigned's name included in or incorporated by reference with respect to the disclosure of technical and scientific information contained in the Annual Report (the "Technical Information").

/s/ Greg Gosson
Wood Canada Limited
Name: Greg Gosson
Title: Technical Director, Geology & Compliance
March 31, 2023